Exhibit 12.1

DISH DBS Corporation

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

						For the Six Months
	For the Years Ended December 31,					Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
Income (loss) before taxes	$934,521	$1,344,570	$1,789,427	$976,593	$1,486,988	$750,004	$1,452,794
Less: Equity earnings of affiliate	—	—	—	1,975	—	—	—
Interest expense (net of amounts capitalized)	389,993	372,612	368,838	407,413	470,890	241,856	261,178
Amortization of capitalized interest (estimate)	11,771	12,188	5,338	5,484	7,360	2,808	4,328
Interest component of rent expense (1)	2,430	2,580	7,267	7,004	9,904	2,721	2,481
Earnings before fixed charges	$1,338,715	$1,731,950	$2,170,870	$1,398,469	$1,975,142	$997,389	$1,720,781

Interest expense (net of amounts capitalized)	$389,993	$372,612	$368,838	$407,413	$470,890	$241,856	$261,178
Capitalized interest	12,079	7,434	5,607	—	—	—	—
Interest component of rent expense (1)	2,430	2,580	7,267	7,004	9,904	2,721	2,481
Total fixed charges	$404,502	$382,626	$381,712	$414,417	$480,794	$244,577	$263,659

Ratio of earnings to fixed charges	3.31 x	4.53 x	5.69 x	3.37 x	4.11 x	4.08 x	6.53 x

(1)  The interest component of rent expense has been estimated by taking the difference between our gross rent expense and the net present value of our rent expense using the weighted average cost of debt for our senior notes during each respective period.  The rates applied are approximately 7% for the years ended December 31, 2006 through December 31, 2010 and for the six months ended June 30, 2010 and 2011.